

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 5, 2018

<u>Via E-mail</u>
Jeffrey L. Vigil
Chief Financial Officer
Westwater Resources, Inc.
6950 South Potomac Street, Suite 300
Centennial, CO 80112

> **Re:** **Westwater Resources, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 12, 2018**
> **File No. 001-33404**

Dear Mr. Vigil:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Paul Hilton
       Hogan Lovells US LLP